Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 0-20763

Subject Company: McLeodUSA Incorporated

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

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PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

September 17, 2007

Dear Colleague,

We are pleased to inform you that today PAETEC announced plans to acquire McLeodUSA Inc., creating what we consider to be one of the largest competitive communications service providers focusing on business customers in U.S. The combined company will have a presence in 47 of the top 50, and 82 of the top 100, MSAs in the U.S., giving us a true national presence and making us well-positioned to capitalize on significant cross-selling opportunities while serving customers nationwide. A copy of the press release announcing the acquisition and an “FAQ” document are attached to this e-mail.

Both PAETEC and McLeodUSA are solid operating companies that share corporate values. Among those are to be profitable, sales-driven companies built on providing excellent service to every customer. Both companies have a focus on T-1 and above customers and share similar products sets, including MPLS VPN, Managed Firewall, SIP Trunking, and a full line of Data, Voice, and Internet services. This strategic combination of our companies is about scale, scope and growth. For example, following the close we will operate 77 traditional voice switching facilities and 39 soft switches. McLeodUSA has operations in 20 states, while PAETEC operates in 23, with only an overlap in Illinois.

Given that PAETEC and McLeodUSA are highly complementary, we expect to realize the benefits of this combination quickly and efficiently following the transaction’s close, which is expected to take place during the first quarter of 2008. Upon the close, Arunas A. Chesonis will remain Chairman and Chief Executive Officer of the company. The company will be headquartered in Fairport, NY, and will maintain McLeodUSA’s operations in Cedar Rapids, Iowa, along with significant operations across the majority of the U.S. PAETEC will continue to trade on the NASDAQ market under the ticker symbol “PAET.”

We have assembled an integration planning team to address how we can best utilize each company’s strengths, and will make every effort to keep you informed of our progress.

The key to the success of our business has – and will continue to be – the energy, talent, and dedication of our employees. As we move through the integration process and through closing, it will remain “business as usual,” and PAETEC and McLeodUSA will continue to operate as separate companies. We want to thank all of you in advance for your diligence, support, and continued focus on the needs of our customers.

Finally, this is an exciting time for both of our organizations and it is essential that we speak with one voice. Consequently, should you receive calls or inquiries from the media or other interested parties, please direct them to Chris Muller, senior manager of corporate communications for PAETEC at 585.340.8218, or Daniel Smith, director of public relations for McLeodUSA, at 469.341.3129.

Sincerely,

/s/ Arunas A. Chesonis	/s/ Royce J. Holland
Arunas A. Chesonis	Royce J. Holland
Chairman, Chief Executive Officer, PAETEC	Chief Executive Officer, McLeodUSA

Additional Information and Where to Find it

PAETEC Holding Corp. will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS

AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/ prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

www.paetec.com